EXHIBIT 12

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Year ended September 30,
$ in thousands	2017	2016	2015	2014	2013
Earnings:
Pre-tax income excluding noncontrolling interests	$925,346	$800,643	$798,174	$748,045	$564,187
Fixed charges	237,885	148,329	135,874	131,466	136,749
Less: preferred stock dividends	—	—	—	—	—
Earnings	$1,163,231	$948,972	$934,048	$879,511	$700,936

Fixed charges:
Interest expense	$152,617	$114,921	$104,862	$99,978	$105,200
Estimated interest portion within rental expense	38,361	32,273	29,799	30,275	30,337
Amortization of debt issuance costs	1,161	1,135	1,213	1,213	1,212
Losses on extinguishment of debt	45,746	—	—	—	—
Preferred stock dividends	—	—	—	—	—
Total fixed charges	$237,885	$148,329	$135,874	$131,466	$136,749

Ratio of earnings to fixed charges and preferred stock dividends	4.89	6.40	6.87	6.69	5.13

As a result of our October 1, 2016 adoption of new consolidation guidance, we deconsolidated a number of tax credit fund VIEs that had been previously consolidated. As a result of the deconsolidation, interest expense associated with previously consolidated VIEs is no longer included in our Consolidated Financial Statements. Accordingly, the interest expense associated with all prior periods has been revised to exclude the interest expense associated with previously consolidated VIEs, in order to present interest expense in all prior periods on a comparable basis to the current period. See Note 2 of the Notes to Consolidated Financial Statements in this Form 10-K for additional information regarding this change.

Losses on early extinguishment of debt for the year ended September 30, 2017 includes a make-whole premium and the acceleration of unamortized debt issuance costs associated with the early extinguishment of our 8.60% Senior Notes due 2019 in September 2017 and our 6.90% Senior Notes due 2042 in March 2017, respectively.

We calculated our ratio of earnings to fixed charges and preferred stock dividends by adding pre-tax income excluding noncontrolling interests, plus fixed charges minus preferred stock dividends and dividing that sum by our fixed charges. Our fixed charges for this ratio consist of interest expense, the portion of our rental expense deemed to represent interest (calculated as one third of rental expense), amortization of debt issuance costs and loss on early extinguishment of debt and preferred stock dividends.

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